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                 SECURITIES AND EXCHANGE COMMISSION
                       450 Fifth Street, N.W.
                     Washington, D. C.   20549
                 ----------------------------------

                            FORM 10-SB/5
            General Form for Registration of Securities

                Pursuant to Section 12(b) or (g) of
                The Securities Exchange Act of 1934


                 ADVANCED BIOTHERAPY CONCEPTS, INC.
       (Exact name of registrant as specific in its charter)

Nevada                                  95-4066865
(State of Incorporation)                (I.R.S. Employer
                                        Identification No.)

                   6355 Topanga Canyon Boulevard
                             Suite 510
                Woodland Hills, California   91367
        (Address of executive offices, including zip code)


           Registrant's telephone number: (818) 883-3956

Copies to:                         Conrad C. Lysiak, Esq.
                                   601 West First Avenue
                                   Suite 503
                                   Spokane, Washington   99201

Securities to be registered pursuant to Section 12(b) of the Act:

                                NONE
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                          (Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

                            COMMON STOCK
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                          (Title of Class)

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ITEM 1.   DESCRIPTION OF BUSINESS.

General

     Advanced Biotherapy Concepts, Inc. (the "Company") is a biotechnology venture whose research efforts are directed at the development of treatments of diseases related to immune system deficiencies.

     The Company is currently researching and developing a family of treatments collectively referred to as AGT-1. The Company believes that AGT-1 will remove, inhibit or neutralize certain interferons (IFN'S) and cytokines, tumor necrosis factor, HLA class II antigens, IgE, and other pathological factors and/or their receptors, as well as neutralizing, removing or inhibiting autoantibodies, including antibodies to target cells, CD4 and DNA. Interferons and cytokines are soluble components of the immune system that are largely responsible for regulating the immune response. When overproduced, as in certain autoimmune diseases, interferons and cytokines can lead to immune system disturbance and inflammation.

     Prior to marketing AGT-1, the Company must obtain regulatory approval from the United States Food and Drug Administration ("FDA") and Environmental Protection Agency ("EPA"). The Company is not sufficiently funded to allow it to complete the product development process, obtain FDA approval, and marketing AGT-1. However, the Company will seek additional financing through the private sale of restricted securities to investors, enter into joint ventures or licensing or similar arrangements with large pharmaceutical companies to provide the funding necessary for additional activities. There can be no assurance that the Company will enter into any such arrangements, obtain the appropriate regulatory approvals, or develop, manufacture, market, or distribute commercially viable products.

     To date, the Company's activities have consisted primarily of research, development and testing. Such activities have resulted in accumulated losses at December 31, 1998. The Company anticipates that it will incur substantial losses in the foreseeable future as a result of its continued research. There are no assurances that the Company will be successful in completing its research and development, receive FDA approval, implement manufacturing operations and commercially market AGT-1.

Business Objective

     The specific goal of the Company's business is to successfully develop, test and obtain FDA approval of its products for AGT-1.


GLOSSARY OF TERMS

Antigen A substance or entity, usually a protein, that induces the production of antibodies. The antigenicity of a compound depends on its structure and molecular weight.







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Auto-immune disease      A disease in which auto-immunity is one of
                         the contributory factors. Such disease
                         includes Addison's disease and rheumatoid arthritis.

Cutaneous lesions        Skin lesions.

Ig (immunoglobulin)      A protein of globulin type (usually
                         gamma-globulin) that possesses antibody
                         activity.

Immune response          The events that occur in humans and other
                         vertebrate animals when the body is invaded by foreign protein. It is characterized by the production of antibodies and may be stimulated by an infectious organism or parasite (bacteria, yeast, fungi, protozoa, etc.), transplanted material, vaccine, sperm or even the host's own tissue.

Immunegenecity           The study of genetic aspects of the type and
                         formation of immunoglobulins (antibodies).

Interferon-gamma         Glycoprotein induced in different cell sites
                         and appropriate stimulus.

Lymphocyte               A white cell arising from tissue of the
                         lymphoid systems. There are two types of lymphocytes: B cells and T cells. These cells are capable of being stimulated by an antigen to produce a specific antibody to that antigen and to proliferate to produce a population of such antibody-producing cells.

Lymphokine               Any of a number of soluble physiologically
                         active factors produced by T lymphocytes in response to specific antigens. Important in cell mediated immunity, lymphokins include interferon, macrophage arming factor, lymphocyte inhibition factor, macrophage inhibition factor, chemotactic factor and various cytotoxic factors.

Macrophage               A motile white cell type found in vertebrate
                         tissue, including connective tissue, the spleen, lymph nodes, liver, adrenal glands and pituitary, as well as, in the endothelial lining of blood vessels and the sinusoids of bone marrow, and in the monocytes. They display phagocytic activity and process antigens for presentation to lymphocytes, which then prepare antigen-specific antibodies.







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Pathogenic               Descriptive of a substance or organism that
                         produces a disease.

Placebo An indifferent substance in the form of a medicine given for the suggestive effect.

Polyclonal antibody      An antibody produced in the normal immune
                         response to an antigen consisting of a number of closely related, but not identical, proteins. The variation in Polyclonal antibodies reflects the facts that they are formed by a number of different lymphocytes, in contrast to monoclonal antibodies which are formed by a clone of identical cells.
                         Compare monoclonal antibody.

T-Cell A type of lymphocyte that matures in the thymus gland. These cells are responsible for the cellular immunity processes, such as direct cell binding to an antigen, thus destroying it. T lymphocytes also act as regulators of the immune response as helper T cells, or suppressor T cells.


TECHNICAL BACKGROUND

     The following is a summary of certain theories related to the Company's product development activities which are recognized in the scientific community.

Scientific Rationale and Proposed Product Development.

     The Company's main technology platform involves the use of antibodies. An antibody is a protein that is secreted by cells in the blood and is part of the body's natural defense system against foreign invaders such as viruses or bacteria. Antibodies seek out and selectively bind to their targets, triggering such effects as neutralizing toxins and marshaling the immune system against infectious microorganisms and cancer cells. The Company's antibody treatment, AGT-l, removes or neutralizes certain interferons and cytokines alpha interferon, gamma interferon and tumor necrosis factor. These are soluble components of the immune system that are largely responsible for regulating the immune response and inflammation. During certain autoimmune diseases(AD's), such as rheumatoid arthritis, these cytokines are overproduced by the human body, disturbing the immune system and leading to disease.

     In particular, IFN-a or IFN-y is known to trigger or exacerbate AD's in animals prone to AD, and in patients who have had underlying autoimmune conditions or a predisposition to them. In animal models of a number of human AD's, the administration of antibodies to IFN-a or IFN-y halted or delayed these diseases. This includes antibodies to IFN-y given to:







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     1.   Zealand Black and White mice known to develop a severe AD
          similar to SLE in humans.
     2. Lewis rats afflicted with actively induced experimental AD of the peripheral nervous system.
     3.   NOD mice, an animal model of human type I diabetes.
     4. BB/Wor rats, a diabetes-prone strain, and CBA/J mice, a strain susceptible to experimental autoimmune thyroiditis
          (EAT) In all cases, the anti-IFN-y antibodies suppressed or reduced the disease.

     The Company also pursuing a collaborative relationship with the biotechnology companies for the development of fully human antibodies. The importance of this development is that it will allow the Company to repeatedly treat patients over a longer period of time, the objective of which is to commercialize its treatmentization. Until now, clinical trials have been conducted with polyclonal antibodies which are derived from animal protein. These can be given to patients for only a few days in succession.

     The Company's goal is to produce a series of humanized antibodies, a commercializable product. Fully humanized antibodies are produced by genetic engineering and will result in a product which can be administered to patients on a much longer term basis. The Company has identified several biotechnology companies that may manufacture such antibodies for the Company. The availability of this technology makes it possible to produce safer and more standardized antibodies for large scale production. It will take up to one year to produce each antibody. The antibodies, however, can be produced simultaneously. The shelf life for the products developed by the Company is approximately one year.

Human Immunodeficiency

     The immune system has two principal responses in the fight against infectious attacks. The first is the production of antibodies, protein molecules which latch onto and neutralize foreign invaders such as bacteria and viruses. Antibodies are believed to coat microbes in a way that make them palatable to macrophage, scavenger cells which destroy the invading cells. Each type of antibody acts on only a very specific target molecule, known as an antigen. Thus, antibodies designed to attack one type of infection are often ineffective against others.

     While antibodies are effective tools in the immunological system, they cannot provide full protection against infectious attack. Some diseases, such as tuberculosis, enter host cells before the antibodies have an opportunity to attack. The Company has theorized that in order to combat these invasions, the body also produces lymphocytes that originate in the thymus, known as the T-cells. The Company has further hypothesized that T cells recognize protein fragments on the surface of infected cells, including viruses and mutated molecules in cancer cells. The T-cells are believed to attack the infected cells and inhibit the spread of the foreign invader. T-cells also appear to act







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in concert with antibodies to lead the immunologic assault against infection and disease by stimulating antibodies into an active state and secreting lymphokines, molecules that promote antibody formation. The Company has accepted the foregoing hypothesis in developing its products, however, the foregoing has not been established by any scientific evidence and there is no assurance that the same will be established in the future.

     T-cells themselves are comprised of many populations two of which are: CD4 (or helper) T-cells and CD8 (or killer) T-cells. Activated CD4 T-cells produce large amounts of lymphokines to accelerate the division of other T-cells and to promote inflammation. Activated CD8 T-cells develop the capacity to punch holes in target cells and secrete chemicals that kill infected cells.

Research

     Research efforts will continue on the Complex Carbohydrate and Micro-organism Substances to establish efficacy, and identify the processes involved in carbohydrate based cellular interactions and immune system modulation and stimulation. The Company intends to conduct research at its leased facility in Columbia, Maryland. Additional research needs include experiments to complete the structural identification of the Company's products. This research is important for intellectual property protection, required for FDA approval and to gain a better understanding of the responses triggered by the substances.

     The Company is presently conducting research in Russia.

     The Company intends to continue research in select areas. In doing so, it will be able to consult with experts in particular fields who have state of the art facilities and trained personnel. All such research will be conducted under strict confidentiality agreements which prohibit use and disclosure of the Company's products and prohibit publication of findings without the consent of the Company.

      The amount spent on research and development for the fiscal year ending December 31, 1997 was $174,245 and for the fiscal year ending December 31, 1998 was $137,071.

Manufacturing

     The Company intends to retain exclusive responsibility for product manufacturing in order to protect the integrity of AGT-1 and to generate additional revenue. The Company has identified several contract manufacturers as having suitable facilities for manufacturing large quantities of AGT-1.

     The raw materials are used as base components in a number of drug products and are commercially available nationally and internationally. Further, the raw materials used to manufacture AGT-1 are inexpensive and commercially available in abundant supply, both nationally and internationally.






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     The Company has not entered into any manufacturing agreement for
AGT-1 and there is no assurance that any agreements will be entered into in the future. The contract manufacturers schedule time in their plant upon notice from the Company of needed production.

Government Regulation

     The Company's activities are subject to extensive federal, state, county and local laws and regulations controlling the development, testing, manufacture and distribution of medical treatments. Most of the Company's products will be subject to regulation as therapeutics by the United States Food and Drug Administration ("FDA"), as well as varying degrees of regulation by a number of foreign governmental agencies. To comply with the FDA regulations regarding the manufacture and marketing of the Company's products, the Company may incur substantial costs relating to laboratory and clinical testing of new products and for the preparation and filing of documents in the formats required by the FDA. There are no assurances that the Company will receive FDA approval necessary to commercially market its products and that if the Company is successful it will encounter delays in bringing its new products to market as a result of being required by the FDA to conduct and document additional investigations of product safety and effectiveness.

Federal Drug Administration Regulation

     The FDA approved process consists of four steps that all new drugs, antibiotics and biologicals must follow, they are:

     1.   investigational new drug application (IND)
     2.   clinical trials
     3.   new drug application (review and approval)
     4.   post-marketing surveys

     On January 11, 1993, the FDA approved new procedures to accelerate the approval of certain new drugs and biological products directed at serious or life-threatening illnesses. These new procedures will expedite the approvals for patients suffering from terminal illness when the drugs provide a therapeutic advantage over existing treatment. The Company believes that its products will fall under the FDA guidelines for accelerated approval for drugs and biological products directed at serious and life threatening disease because the Company's products are targeted as potential treatments for rheumatism and are non-toxic.

     The Company believes that the first step in the approval process, IND approval, will take approximately 48 months. The Company will provide the FDA with the results of laboratory and animal research and a comprehensive clinical trial program for AGT-1. The Company anticipates filing its IND for all of its products within the next 24 months.










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     Upon successful completion of the IND phase, the Company will be permitted to commence large scale clinical trials with its substances. Clinical trials are conducted in three phases, normally involving progressively larger numbers of patients. The Company, in conjunction with its FDA consultant, will select key physicians and hospitals to actively conduct these studies. Phase I clinical trials will be concerned primarily with learning more about the safety of the drug, though they may also provide some information about the safety of the drug, though they may also provide some information about effectiveness. Phase I testing is normally performed on healthy volunteers although for drugs directed at HIV/AIDS and cancer, testing on infected people is permitted. The test subjects are paid to submit to a variety of tests to learn what happens to a drug in the human body; how it is absorbed, metabolized and excreted, what effect it has on various organs and tissues; and what side effects occur as the dosages are increased. The principal objective is to determine the drugs' toxicity. Phase I trials generally involve 20-40 people at an estimated cost of $10,000 per patient, taking six months to one year to complete. The Company has initiated its Phase I clinical trials.

     Assuming the results of Phase I testing present no toxic or unacceptable safety problems, Phase II trials may begin. In many cases Phase II trials may commence before all the Phase I trials are completely evaluated if the disease is life threatening and preliminary toxicity data in Phase I shows no toxic side effects. In life threatening disease, Phase I and Phase II trials are sometimes combined to show initial toxicity and efficacy in a shorter period of time. The primary objective of this stage of clinical testing is designed to show whether the drug is effective in treating the disease or condition for which it is intended. Phase II studies may take several months or longer and involve a few hundred patients in randomized controlled trials that also attempt to disclose short-term side effects and risks in people whose health is impaired. A number of patients with the disease or illness will receive the treatment while a control group will receive a placebo. The cost per patient is estimated at $10,000.

     At the conclusion of Phase II trials, the FDA and the Company will have a clear understanding of the short-term safety and effectiveness of the drugs and their optimal dosage levels. Phase III clinical trials will generally begin after the results of Phase II are evaluated. The objective of Phase III is to develop information that will allow the drug to be marketed and used safely. Phase III trials will involve hundreds, and sometimes thousands, of people with the objective of expanding on the research.

     Phase II. An objective would be to discover optimum dose rates and schedules, less common or even rare side effects, adverse reactions, and generate information that will be incorporated into the drugs' professional labeling, as well as, the FDA-approved guidelines to physicians and others about how to properly use the drug.

     Patient estimates for each phase of the clinical trial process are as follows:







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          Application         Phase I   Phase II  Phase III

          AGT-1               20        200       1,000

     The third step that is necessary prior to marketing a new drug is the New Drug Application (NDA) submission and approval. In this step, all the information generated by the clinical trials will be received and if successful, the drug will be approved for marketing.

     The final step is the random surveillance or surveys of patients being treated with the drug to determine its long-term effects. This has no effect on the marketing of the drug unless highly toxic conditions arise. The time required to complete the above procedures averages seven years, however, there is no assurance that the Company will ever receive FDA approval of any of its products.

     The Company conducted its first Phase I FDA approved clinical trial on AIDS patients at Georgetown University between 1986 and 1987. Subsequent Phase I FDA approved trials were conducted on AIDS patients at the University of Nebraska during 1993. Since that time, the Company redirected its research and development strategy and took advantage of its scientific relationships in Russia for the conduct of clinical trials on patients who suffer from severe rheumatoid arthritis, multiple sclerosis and systemic lupus erythematosus.

     The Company's clinical trials are at a relatively early stage and the Company has not received approval from the FDA or any other governmental agency for the manufacturing or marketing of any products under development. Consequently, the commencement of manufacturing and marketing of any products in the United states is, in all likelihood, a number of years away. The FDA may also require post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any approvals that could restrict the commercial applications of such products. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. With respect to patented products or technologies, delays imposed by the governmental approval process may materially reduce the period during which the Company will have the exclusive right to exploit them.

      The Company anticipates that it will take up to 48 months before a product will be available for FDA investigation and approval.

Russian Studies

     In collaboration with the Institute of Rheumatology of the Academy of Medical Sciences of the Russian Federation in Moscow under a joint clinical agreement dated July 1995, the Company completed clinical trials on 25 adult patients suffering from rheumatoid arthritis and several patients with other autoimmune diseases, including systemic lupus erythematosus. The results demonstrated a striking improvement in patients receiving this therapy. The patients were selected from among those with the most severe symptoms of active rheumatoid arthritis who had not responded to conventional therapy. They were randomized into






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four study groups, three receiving individual or combined antibody preparations, and the fourth, a combination of all three antibodies. Each patient received daily injections of AGT-1 for five consecutive days. A decrease in joint pain and swelling was observed in some patients as early as the first day of treatment. By the end of the first week, all groups not only demonstrated significant improvement in clinical symptoms, including decrease in joint pain, swelling and stiffness, but also showed reduction of disease severity based on certain laboratory measures.

     In addition to these studies, the Company provided its therapy AGT-1 to the Research Institute for Pediatric Hematology, Ministry of Health, Moscow, on a "compassionate needs" basis to treat several children suffering from severe juvenile rheumatoid arthritis. As an example, one female child suffered from fever, severe pain in her wrists and knees, and disabling restriction of her hip joint, despite the use of traditional drugs and increased use of non-steroidals. Laboratory and x-ray data indicated evidence of inflammation in the affected joints. All previous therapy had been ineffective. Following five days of treatment with AGT-1, significant clinical improvement occurred with normalization of temperature, decrease of morning stiffness, reduction of hip pain, significant increase in the range of motion in the affected joints, improvement in grip strength, and an overall increase in physical activity and quality of life. More significantly, x-rays clearly showed improvement of the affected joints. Other indices also normalized in subsequent tests. For a period of six months following initial treatment, the patient continued to show a lack of disease activity and has regained full mobility.

     During 1997, clinical trials were also completed on 22 patients suffering from multiple sclerosis, in collaboration with the Department of Neurosurgery, Russian State Medical University Hospital, Academy of Medical Sciences in Moscow. The Company's therapy was administered for five days with a three month follow-up, a period during which exacerbation or recurrence of the disease is normal. Antibodies to two cytokines brought about stabilization of the condition, and in several cases an improvement in neurological deficiencies. These results confirm our general approach to the treatment of autoimmune diseases.

      During 1997, clinical trials were also completed on 22 patients suffering from multiple sclerosis, in collaboration with the Department of Neurosurgery, Russian State Medical University Hospital, Academy of Medical Sciences in Moscow. The Company's therapy was administered for five days with a three month follow-up, a period during which exacerbation or recurrence of the disease is normal. Antibodies to two cytokines brought about stabilization of the condition, and in several cases an improvement in neurological deficiencies.

     The examples given regarding the animal studies (examples 1-4) are provided only as examples of possible accomplishments of IFN-a and IFN-
g.  The dates of the foregoing animal studies are as follows:









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     1.   Zealand Black and White Mice-Date of publication of
          experiment-1981
     2.   Lewis Rats-Date of publication of experiment-1989
     3.   NOD Mice-Date of publication of experiment-1990
     4.   BB/Wor Rats-Date of publication of experiment-1993

Future Human Testing in Russia

     The Company has contracted with the Russian State Medical University Hospital, Academy of Medical Sciences in Moscow, to conduct expanded double-blind trials on 65 patients with progressive multiple sclerosis, based on the clinical data from the initial studies, which indicated safety and efficacy. These studies will be conducted under the direction of Professor Eugene Gusev, M.D., Head of Neurology, Department of Neurosurgery, and President of the All-Russian Society of Neurologists. The Company is also negotiating for the commencement of double-blind studies with the Rheumatology Clinic of the Institute of Rheumatology of the Academy of Medical Sciences of the Russian Federation in Moscow. These studies will be conducted under the direction of Professor Jakov Sigidin, M.D. Studies will be conducted on patients with rheumatoid arthritis and systemic lupus erythematosus, again based on the previous studies which indicated safety and efficacy.

     These future studies will provide further validation and evidence regarding the Company's scientific approach to the treatment of autoimmune diseases.

     In addition, the Company has signed an agreement with the Serbsky National Research Center for General & Forensic Psychiatry for the conduct of clinical trials in the treatment of certain autoimmune psychiatric diseases. These trials will be conducted under the direction of Yuri A. Alexadrovsky, M.D., Professor of Psychiatry. The trials, using AGT-1, have been approved by the Ministry of Health of the Russian Federation.

Competition

     The Company will encounter significant competition from firms currently engaged in the biotechnology industries. The majority of these companies will be substantially larger than the Company, and have substantially greater resources and operating histories. The Company is aware of other competitors seeking cures for autoimmune diseases such as HIV, however, the Company is not aware of any competitors seeking to produce the same products as the Company.

Product Liability Exposure

     The Company does not maintain any liability insurance.   Even if
the Company obtains product liability insurance, there is no assurance that available amounts of coverage will be sufficient to adequately protect the Company in the event of a successful product liability claim. According, if litigation is initiated against the Company, the







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Company will have to pay all costs associated with the litigation as well as any judgment rendered against the Company. In the event a large judgment is entered against the Company, the Company may not be able to pay the same and he Company could be forced to cease operations. However, the Company believes that it could not be held liable during trials because it requires each participating patient to execute a waiver of claims as a result of adverse reaction to the Company's products.

     Because many of the Company's products may be used on human patients, the Company may be exposed to product liability claims. The Company does not maintain any liability insurance. Even in the Company obtains liability insurance there is no assurance that available amounts of coverage will be sufficient to adequately protect the Company in the event of a successful product liability claim.

Patent Status and Protection of Proprietary Technology

     The Company has been issued patent No.'s 4,824,432, 5,626,843 and 5,888,511. It also has a U.S. patent pending filed on December 23, 1996, application number 08/771,831 and Patent Cooperation Treaty (PCT) application filed.

     The Company's most recent patent gives the company patent protection for a new anti-cytokine approach to treating different autoimmune diseases. These include rheumatoid arthritis, multiple sclerosis, systemic lupus erythematosus and insulin-dependent diabetes. The patented treatment uses various methods to neutralize or block specific combinations of cytokines and their receptors. In management's opinion, the Company's patented approach is broader in scope than certain other patented treatments.

Dependence Upon Key Personnel

     The Company relies greatly in its efforts on the services and expertise of its officers and directors. The operation and future success of the Company would be adversely affected in the event that any of them is incapacitated or the Company otherwise loses his services.

Uncertainties Associated with Research and Development Activities

     The Company intends to continue its research and development activities on its product and for the purpose of developing proprietary products. Research and development activities, by their nature, preclude definitive statements as to the time required and costs involved in reaching certain objectives. If research and development requires more funding than anticipated, the Company may have to reduce product development efforts or seek additional financing. There can be no assurance that the Company would be able to secure any necessary additional financing or that such financing would be available on favorable terms.

Year 2000 Readiness Disclosure

     The Company is currently reviewing its operations to ensure that they will not be adversely affected by year 2000 software failures, which can arise in time-sensitive software applications that utilize a field of two digits to define the applicable year. In such applications, a date using "00" may be recognized as the year 1900 rather than the year 2000.

     The Company's internal systems include both its information technology ("IT") and non-IT systems. The Company has completed an assessment of its material internal IT systems and its non-IT systems including security systems, building equipment and utilities. To the extent that the Company is not able to test the technology provided by third-party vendors, the Company has received assurances from such vendors that their systems are Year 2000 ready. Management currently believes that all material systems which the Company uses are Year 2000 ready. It should be noted, however, that the Company depends on timely and uninterrupted interactions with its vendors and its customers, through the use of banking systems, commercial airline, travel, telecommunications via long-distance and local service providers, and local utilities, including for power. To the extent that Year 2000 ready alternatives are not readily available at the time, any interruption caused by a lack of Year 2000 readiness of the part of such vendors could have a material adverse effect on the Company's business, operating results and financial condition.

     Despite testing by the Company, the IT and non-IT systems used by the Company may contain undetected errors or defects associated with Year 2000 date functions. Known or unknown errors or defects in the Company's IT systems or non-IT systems could result in delay or loss of revenue, diversion of resources, damage to the Company's reputation, and increased service costs, any of which could materially adversely affect the Company's business, operating results, or financial condition.

     The Company believes that the most likely worst case scenario related to Year 2000 risks is a material business interruption that leads to customer dissatisfaction and the termination of a customer relationship. Such an interruption could occur due to a breakdown in any number of the Company's IT or non-IT systems, or the systems of third parties. The Company currently does not have a contingency plan in the event a particular system or vendor is not Year 2000 ready.
Such a plan will be developed if it becomes clear that the Company is not going to achieve its scheduled objectives in respect of Year 2000 readiness. There can be no assurance that unexpected Year 2000 readiness problems of the Company or its vendors, customers and service providers will not materially adversely affect the Company's business, operating results and financial condition. The foregoing assessment represents management's best estimates at the present time, which could change significantly in the future.

Marketing

     Assuming the Company is able to obtain FDA approval of its products, it intends to market the same through collaborative relationships with other companies. Joint Venture partners will be selected on the basis of experience and the degree of financial success they exhibit in the industry. There are no assurances that the Company will obtain FDA approval for AGT-1 and there are no assurances that the Company will be successful in entering into agreements with established multinational companies.

Company's Office

     The Company's administrative offices are located at 6355 Topanga Canyon Boulevard, Suite 510, Woodland Hills, California 91367 and its telephone number is (818) 883-3956. The Company leases 500 square feet of space. The annual base rental is $-0- and the term of the lease is three years. The Company leases the foregoing office space from Buccellato & Finkelstein, Inc. The Company also subleases approximately 3,500 square feet of research and development space at 9110 Red Branch Road, Columbia, Maryland 21045 from New Horizons Diagnostics Inc. The annual base rental is $-0- and the term of the lease is three years.

Employees

     The Company is a development stage company and currently has three employees other than its Officers and Directors. See "Management." Management of the Company expects to hire employees as necessary.

RISK FACTORS

     1. Liquidity; Need for Additional Financing. The Company believes that it does not have the cash it needs for at least the next twelve months based upon its internally prepared budget. The Company's cash requirements, however, are not easily predictable and there is a possibility that its budget estimates will prove to be inaccurate. If the Company is unable to generate a positive cash flow before its cash is depleted, it will be required to curtail operations substantially, seek additional capital. There is no assurance that the Company will be able to obtain additional capital if required, or if capital is available, to obtain it on terms favorable to the Company. The Company may suffer from a lack of liquidity in the future which could impair its short-term marketing and sales efforts and adversely affect its results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     2. Lack of Regulatory Clearance/Approval and Limited Clinical Data. The Company's product has not been cleared for marketing by the FDA or foreign regulatory authorities and can not be commercially distributed in the U.S. and some international markets unless and until such clearance is obtained. Failure to obtain FDA clearance would delay sales of the AGT--I(TM) product and would materially affect the financial condition of the Company.

     3. Dependence on the Product. The Company expects to derive a substantial majority of its revenues from AGT-1, product licensing and royalty fees. The life cycle of the AGT-I(TM) product is difficult to estimate in terms of current and future technological developments, competition, and other factors. Failure of the Company to successfully commercialize the AGT-1, product or to realize significant revenues from the product would have a material adverse effect on the financial condition of the Company. As of the date hereof the Company has not realized any revenues from the sale of AGT-1.

     4. Lack of Marketing and Sales Experience. The Company has not yet sold any products. After the necessary regulatory approvals are obtained, the Company intends to market and sell the AGT-1, product through a network of qualified independent distributors, agents, and key strategic partners, none of which are currently in place. There are no assurances that the Company can establish the necessary relationships for marketing and selling the AGT-1, product or that the network will successfully implement an effective marketing and sales strategy.

     5. Manufacturing. The Company lacks the facilities to manufacture its product and does not have an adequate supply of product to begin Phase II clinical studies. If the Company is unable to contract for manufacturing capabilities on acceptable terms, it would result in the delay of sales which in turn could materially impair the Company's competitive position and the possibility of the Company achieving profitability.

     6. Uncertainty Relating to Favorable Third-Party Reimbursement. In the U.S., success in obtaining favorable third-party payment for a new product depends greatly on the ability to present data which demonstrates positive outcomes and reduced utilization of other products or services as well as cost data which shows that treatment costs using the new product are equal to or less than what is currently covered for other products. Failure by the Company to present such clinical data would adversely affect the Company's ability to obtain favorable third party reimbursement as well as the commercial success of the AGT-1 product.

     7. Patents and Proprietary Rights. The Company's success and ability to compete effectively will depend in part on the strength of its patents and the ability to obtain protection for its products in foreign markets. No assurance can be given that any patents issued to the Company will not be challenged, invalidated, or circumvented. Litigation, which could result in substantial cost to the Company, may also be necessary to enforce any patents issued to the Company and/or determine the scope and validity of other's proprietary rights

      8. Year 2000. The Company is aware of the issues associated with the programming code in existing computer systems as the millennium (year 2000) approaches. The "year 2000" problem is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two digit year value to 00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. Since the Company has not acquired additional hardware or software technology in support of its services at present, the year 2000 problem is not anticipated to have a significant impact on the Company's operations. However, it may have a significant impact on key suppliers and customers with whom the Company may conduct business in the future.


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

      The Company has inadequate cash to maintain operations during the next twelve months. For the twelve month period subsequent to December 31, 1998, the Company anticipates that its minimum cash requirements to continue as a going concern will be $200,000. In order to meet the foregoing cash requirements, the Company will have to sell securities or obtain a loan. There is no assurance, however, that the Company will be able to sell any securities or obtain a loan. The Company also intends to establish a collaborative relationship with either a pharmaceutical or biotechnological company which could result in the generation of royalty payments to the Company. As of the date hereof, the Company has not initiated any discussions with or entered into agreements with any pharmaceutical or biotechnological companies. In the event that the Company does not raise additional capital from any of the foregoing sources, it may have to curtail operations.

     The Company's research and development goal is to produce a series of fully human antibodies that are produced by genetic engineering and will result in a product which can be administered to patients on a long term basis. The Company has identified several biotechnology companies that can manufacture such antibodies for the Company. The availability of this technology will make it possible to produce safer and more standardized antibodies for commencement of human clinical trials, under FDA guidelines, in the United States.

     The Company has no expected purchases or sales of significant equipment.

     There are no expected significant changes in the number of employees of the company.

Results of Operations - From Inception through December 31, 1998.

     The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards No. 7. There have been no operations since incorporation.

Liquidity and Capital Resources.

     As of December 31, 1998, the Company issued 27,141,075 shares of its Common Stock to officers, directors and others. The Company has no operating history and no material assets. The Company had $1,182 in cash as of December 31, 1998. As of September 30, 1999, the Company had 28,919,075 shares of its Common Stock issued and outstanding to officers, directors and others. The Company had $1.076 in cash as of September 30, 1999.

Fiscal 1998 compared to fiscal 1997

      For the year ending December 31, 1998, the Company realized a net loss of $259,912 compared to a net loss of $337,461 for the year ending December 31, 1997. This reduction in net loss was principally a result of a reduction in research and development expenses in the amount of $37,174, a reduction in accrued salaries in the amount of $60,000 and a reduction in shareholder relation expenses in the amount of $10,620. Shareholder relation expenses were not in any way related to the advertising of products for sale but were specifically related to the expense of preparing and issuing shareholders newletters and press releases during each of the respective periods. The Company, did, however, increase expenditures related to legal fees associated with the filing of certain claims related to its patent applications. Expenditures were $23,149 in 1998 and $5,900 in 1997. The Company's financing activities in terms of the issuance of common stock, for working capital purposes, also declined from $158,800 in 1997 to $30,500 in 1998. The net effect of the changes resulted in a decrease of cash between 1997 and 1998 of $68,845. The Company had not realized operating revenues through December 31, 1998.

Interim Periods Ended September 30, 1999 and 1998.

     For the nine months ended September 30, 1999, the Company realized a net loss of $45,514 compared to a net loss of $68,016 for the nine months ending September 30, 1998. This reduction of net loss of $22,502 was principally due to the net effect of the following:

1. Reduction in research and development expenses in the amount of $18,200.
2. Increase in professional fees of $20,003, principally related to legal and accounting fees associated with the preparation of the Company's Form 10-SB with the Securities and Exchange Commission, and
3. Initial accrued revenues in the amount of $22,000 for the period ending September 30, 1999. Such revenues were collected in cash on October 22, 1999 and was specifically related to the sale of antibody serum. There were no revenues for the nine months ending September 30, 1998.


ITEM 3.   DESCRIPTION OF PROPERTIES.

     The Company's administrative offices are located at 6355 Topanga Canyon Boulevard., Suite 510, Woodland Hills, California 91367 and its telephone number is (818) 883-3956. The Company leases 500 square feet of space. The annual base rental is $-0- and the term of the lease is three years. The Company leases the foregoing office space from Buccellato & Finkelstein, Inc.

     The Company's lease commenced on January 1, 1997 and expires on December 31, 1999. The Company intends to renew such lease upon expiration, however, there is no assurance that the lessor will renew said lease. In the event the lessor will not renew said lease, the Company will have to move to new facilities. The Company believes that there is adequate rental space available if the Company has to find a new location and its operations will not be adversely effected by such relocation.

     The Company also subleases approximately 3,500 square feet of research and development space at 9110 Red Branch Road, Columbia, Maryland 21045 from New Horizons Diagnostics, Inc. The annual base rental is $-0- and the term of the lease is three years.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND    MANAGEMENT.

     The following table sets forth the Common Stock ownership of each person known by the Company to be the beneficial owner of five percent (5%) or more of the Company's Common Stock, each director individually and all officers and directors of the Company as a group. Each person has sole voting and investment power with respect to the shares of Common Stock shown, unless otherwise noted, and all ownership is of record and beneficial.

Name and                 Number of                     Percentage
address of owner         Shares         Position       of Shares

Simon V. Skurkovich      1,193,770[1]   Chairman of     4.14%
802 Rollins Avenue                      the Board of
Rockville, MD 20852                     Directors and CEO

Edmond Buccellato          126,000[2]   President and   0.44%
6716 Faust Ave.                         Director
West Hills, CA 91307

Boris V. Skurkovich        575,020[3]   Director        1.99%
18 Blaisdell Ave.
Pawtucket, RI 01860

Joseph Bellanti            150,000[4]   Director        0.52%
607 Corewood Lane
Bethesda, MD 20816

Larry Loomis               325,000[5]   Director        1.13%
9110 Red Branch Rd.
Columbia, MD 21045

Leonard Millstein          465,100[6]   Director        1.61%
1677 Calle Alta
La Jolla, CA 92037

Richard Eamer                  -0-      Director        0.00%
2400 Broadway Ave.
Suite 500
Santa Monica, CA   90404

Jeanne Kelly               150,000[7]   Secretary/      0.52%
4515 Willard Ave.                       Treasurer
Chevy Chase, MD  20815

All officers and         2,984,890                     10.35%
directors as a
group (8 persons)

[1] Does not include options to purchase up to 300,000 shares of common stock at an exercise price of $0.10 per share.

[2] Shares held in the name of the Buccellato Family Trust. Does not include options to purchase up to 50,000 shares of common stock at an exercise price of $0.10 per share and options to purchase up to 50,000 shares of common stock at an exercise price of $0.20 per share.

[3] Does not include options to purchase up to 100,000 shares of common stock at an exercise price of $0.01 per share; options to purchase up to 150,000 shares of common stock at an exercise price of $0.02 per share; and, 50,000 shares of common stock at an exercise price of $0.10 per share.

[4] Does not include options to purchase up to 100,000 shares of common stock at an exercise price of $0.20 per share and options to purchase up to 350,000 shares of common stock at an exercise price of $0.01 per share. All of the foregoing options have been assigned to I Care Foundation.

[5] Does not include options to purchase up to 75,000 shares of common stock at an exercise price of $0.20 per share and options to purchase up to 10,000 shares of common stock at an exercise price of $0.10 per share.

[6] Does not include options to purchase up to 125,000 shares of common stock at an exercise price of $0.20 per share.

[7] Does not include options to purchase up to 150,000 shares of common stock at an exercise price of $0.01 per share and options to purchase up to 100,000 shares of common stock at an exercise price of $0.10 per share and options to purchase up to 50,000 shares of common stock at an exercise price of $0.20 per share.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The officers and directors of the Company are as follows:

Name                     Age       Position

Simon Skurkovich, M.D.   76        Chairman of the Board of Directors

Edmond Buccellato        54        President and member of the Board
of Directors

Boris Skurkovich, M.D.   44        Vice President and a member of the
Board of Directors

Joseph Bellanti, M.D.    42        Vice President and a member of the
Board of Directors

Lawrence Loomis          51        Member of the Board of Directors

Leonard Millstein        47        Member of the Board of Directors

Richard Eamer            75        Member of the Board of Directors

Jeanne Kelly, Ph.D.      43        Secretary/Treasurer

     Each director serves for a term of three years and one-third of the directors are elected at the annual meeting of shareholders. The Company's officers are appointed by the Board of Directors and hold office at the discretion of the Board.

     Simon Skurkovich, M.D. - Since 1985, Dr. Skurkovich has served as Chairman of the Board. He has obtained five patents in Russia, and eight in the U.S. He is the creator of immune preparations from human blood against antibiotic resistant bacteria which saved thousands of lives in the Soviet Union and eastern Europe. In Russia, he was professor and Chief of the Immunology Laboratory of the Institute of Hematology and Blood Transfusion and was awarded gold and silver medals for his scientific discoveries. His laboratory was also awarded the nation's highest honor, the Lenin Prize, for his patented work. Dr. Skurkovich received an M.D., Ph.D. and a Doctorate in Medical Sciences (D.Sc.) from Pirogov State Medical Institute in Moscow. He has written more than 200 articles for scientific publications.

     Edmond Buccellato - Since 1995, Mr. Buccellato has served as President and a member of the Board of Directors. He was co-founder, member of the Board of Directors and Vice President of Finance of Phase Medical, Inc., an infusion therapy company sold to Becton Dickinson in 1994. He was also co-founder, member of the Board of Directors and Vice President of Finance of Synergistic Systems, Inc., a company which became the largest medical billing company in the western United States. He is also co-founder and member of the Board of Directors of Polymer Safety, LLC, a manufacturer of synthetic medical and industrial examination gloves. Mr. Buccellato received his undergraduate degree From California State University at San Diego, and his graduate degree from the University of Southern California.

     Boris Skurkovich, M.D. - Since 1986, Mr. Skukovich has served as Vice President and member of the Board of Directors. He completed a clinical and research fellowship at the Maxwell Finland Laboratory for Infectious Diseases, Boston City Hospital, Boston, Massachusetts and presently is a professor at Brown University Medical School. He has collaborated with his father on the development of the Company's treatments of autoimmune diseases. Dr. Skurkovich received his M.D. from the Moscow State Medical Institute.

     Joseph A. Bellanti, M.D. - Since 1986, Mr. Bellanti has served as Vice President and member of the Board of Directors. He is Director of the International Center for Interdisciplinary Studies of Immunology and a professor of Pediatrics and Microbiology at Georgetown University Medical School. He has authored or co-authored over 400 scientific articles and abstracts and 25 books and/or chapters in books in the fields of immunology and virology. His textbook, "Immunology", now in its third edition, is used in many medical school classrooms throughout the country. Dr. Bellanti received his B.S. and M.D. degrees from the University of Buffalo, Buffalo, New York.

     Leonard Millstein - Since 1986, Mr. Millstein has served as a member of the Board of Directors. Mr. Millstein received his MSCE and Ph.D. in Civil Engineering from Moscow State Construction University in 1964 and 1974, respectively. After immigrating to the United States in 1978 he held teaching positions at Howard University in Washington D.C. and Johns Hopkins University in Baltimore, Maryland. He has over 200 publications and is a member of the American Concrete Institute and American Society of Civil Engineers. From 1981 to the present, he has been a CEO of Radcon Products, a company involved in manufacturing of proprietary concrete sealants. From 1990 until the present, he has been a Chairman of the Board of TTLTIC, a private consulting company.

     Richard Eamer - Since 1998, Mr. Eamer has served as a member of the Board of Directors. Prior to joining the Company, Mr. Eamer was the founder, Chairman of the Board and Chief Executive Officer of National Medical Enterprises (NME), a company with over $5 billion in revenues. MNE was sold to Tenet Healthcare Corporation (NYSE symbol
THC) which presently has a market capitalization of over 11 billion dollars. He is also the founder to two newly established closely held companies, one in veterinary care ant the other in industrial otology. Mr. Eamer is a former Director and Chairman of the Board of Hillhaven Corporation, the nation's second largest operator or long term care facilities. He was also a Director of Unocal Corporation and is currently a Director of Imperial Bank. He is a member of the Conference Board and as associate at the University of Southern California, a member of the Board of Trustee of the Hugh O'Brian Youth Foundation, serves on the Board of Trustees of the UCLA Foundation and the Hope for Hearing Foundation. Other affiliations include the Pepperdine University Board of Regents and the Board of the John Douglas French Alzheimer's Foundation. Mr. Eamer is also the recipient of the Doheny Eye Institute's "The Doheny Award" for lifetime achievement and preeminence in his field.

     Jeanne Kelly -  Since 1986, Ms. Kelly has served as
Secretary/Treasurer of the Company and assistant to Dr. Simon
Skurkovich. She holds a Ph.D. in Social Anthropology from American University. Since 1986, Ms. Kelly has been employed by Coates &
Jarrett, Inc., a consulting firm located in Washington, D.C. Coates & Jarrett conducts research on behalf of emerging technology corporations.


ITEM 6.   EXECUTIVE COMPENSATION.

     The following table sets forth the compensation paid by the Company since January 1, 1996 through December 31, 1998, for each officer and director of the Company. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

                     SUMMARY ACCRUED COMPENSATION TABLE
(a)         (b)   (c)     (d)     (e)     (f)        (g)        (h)     (i)
                                  Other   Restricted Securities
Name and                          Annual  Stock      Underlying LTIP    All
                                                     Other
Principal                        Compen-             Options/           Compen-
Position     Year Salary  Bonus  sation  Award(s)    SARs       Payouts sation
                  ($)     ($)    ($)     ($)         (#)        ($)     ($)
Simon        1998 $100,000 0     0      0      0      0          0       0
 Skurkovich  1997 $150,000 0     0      0      0      0          0       0
Chairman     1996 $150,000 0     0      0      0      0          0       0

Edmond       1998 $ 50,000 0     0      0      0      0          0       0
 Buccellato  1997 $100,000 0     0      0      0      0          0       0
President    1996 $ 50,000 0     0      0      0      0          0       0

Boris        1998       0  0     0      0      0      0          0       0
 Skurkovich  1997 $45,000  0     0      0      0      0          0       0
Vice         1996       0  0     0      0      0      0          0       0
 President

Joseph       1998       0  0     0      0      0      0          0       0
 Bellanti    1997       0  0     0      0      0      0          0       0
Vice         1996       0  0     0      0      0      0          0       0
 President

Lawrence     1998       0  0     0      0      0      0          0       0
 Loomis      1997       0  0     0      0      0      0          0       0
Director     1996       0  0     0      0      0      0          0       0

Jeanne       1998       0  0     0      0      0      0          0       0
 Kelly       1997 $45,000  0     0      0      0      0          0       0
Secretary    1996 $45,000  0     0      0      0      0          0       0
 Treasurer

Leonard      1998       0  0     0      0      0      0          0       0
 Millstein   1997       0  0     0      0      0      0          0       0
Director     1996       0  0     0      0      0      0          0       0

Richard      1998       0  0     0      0      0      0          0       0
 Eamer       1997       0  0     0      0      0      0          0       0
Director     1996       0  0     0      0      0      0          0       0

     The Company anticipates paying the following salaries in 1999, subject to the Company beginning profitable operations and generating sufficient revenues to pay the same:

Simon Skurkovich              Chairman       1999      $100,000
Edmond Buccellato             President      1999      $ 75,000
Boris Skurkovich              Vice President 1999      $    -0-
Joseph Bellanti               Vice President 1999      $    -0-
Lawrence Loomis               Director       1999      $    -0-
Jeanne Kelly                  Secretary/     1999      $ 45,000
                               Treasurer
Leonard Millstein             Director       1999      $    -0-
Richard Eamer                 Director       1999      $    -0-


     There are no retirement, pension, or profit sharing plans for the benefit of the Company's officers and directors. The Company has a non-qualified stock option plan for the benefit of officers and directors. The number of shares of common stock under option as of May 31, 1999 were 1,660,000.

Option/SAR Grants.

     The following grants of stock options, whether or not in tandem with stock appreciation rights ("SARs") and freestanding SARs have been made to officers and/or directors:

                               Number of
                               Securities
                 Number of     Underlying
                 Securities    Options/SARs
                 Underlying    Granted      Exercise      Number of
                 Options       During Last  or Base       Options    Expiration
Name             SARs Granted  12 Months[1] Price ($/Sh)  Exercised  Date
Simon Skurkovich  300,000      0            $0.10         -0-        12/31/05
Edmond Buccellato  50,000      0            $0.10         -0-        12/31/05
                   50,000      0            $0.20         -0-        12/31/05
Boris Skurkovich  100,000      0            $0.01         -0-        12/31/05
                  150,000      0            $0.02         -0-        12/31/05
                   50,000      0            $0.10         -0-        12/31/05

[1]  No options were issued in the past fiscal year.


Long-Term Incentive Plan Awards.

     The Company does not have any long-term incentive plans that provide compensation intended to serve as incentive for performance.


Compensation of Directors.

     Directors do not receive any compensation for serving as members of the Board of Directors. The Board has not implemented a plan to award options to any Directors. There are no contractual arrangements with any member of the Board of Directors.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Simon Skurkovich, the Company's Chairman of the Board of Directors and a shareholder of the Company advanced funds to pay a significant portion of the Company's expenses since 1989. The Company owes Mr. Skurkovich unpaid salaries of $100,000 for 1998 and $150,000 for 1997. At December 31, 1998 the cumulative amount owed Mr. Skurkovich by the Company for expenses was $262,776 and for unpaid salaries was $1,146,000

     The Company is currently indebted to Jeanne Kelly, the Company's Secretary/Treasurer in the amount of $184,000 for unpaid salaries and $13,381 for expenses advanced by Ms. Kelly. The foregoing debts are evidence by promissory notes.

     The Company is currently indebted to Edmond Buccellato, the Company's President, in the amount of $200,000 for unpaid salaries.

     The Company uses 3,500 square feet of office space on a rent free basis. The office space is owned by Buccellato and Finkelstein, Inc. Mr. Buccellato is the President of the Company.


ITEM 8.   LEGAL PROCEEDINGS.

     The Company is not a party to any pending or threatened litigation and to its knowledge, no action, suit or proceedings has been threatened against its officers and its directors.

ITEM 9.   MARKET PRICE FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

Market.

     The Company's securities trade on the Bulletin Board operated by the National Association of Securities Dealers, Inc. (the "Bulletin Board") under the symbol ADVB. The table shows the high and low bid of Company's Common Stock during the fiscal years 1997 and 1998 and the third quarter, 1999:

QUARTER ENDED                 BID
     1997                          High      Low
          March 31                 $0.25     $0.10
          June 30                  $0.18     $0.13
          September 30             $0.20     $0.11
          December 31              $0.18     $0.12
     1998
          March 31                 $0.24     $0.12
          June 30                  $0.20     $0.09
          September 30             $0.11     $0.06
          December 31              $0.08     $0.04
     1999
          March 31                 $0.20     $0.10
          June 30                  $0.08     $0.05
          September 30             $0.10     $0.01

Holders

     As of March 31, 1999, the Company had 1,754 holders of record of its Common Stock. This number does not include those beneficial owners whose securities are held in street name. The total number of stockholders is estimated to be approximately 3,200.

Dividends

     The Company has never paid a cash dividend on its Common Stock and has no present intention to declare or pay cash dividends on the Common Stock in the foreseeable future. The Company intends to retain any earnings which it may realize in the foreseeable future to finance its operations. Future dividends, if any, will depend on earnings, financing requirements and other factors.


ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

      The Company has 29,038,265 shares of Common Stock issued and outstanding as of December 5, 1999. Of the 29,038,265 shares of the Company's Common Stock outstanding, 13,717,646 shares are freely tradeable and 15,320,619 shares can only be resold in compliance with Reg. 144 adopted under the Securities Act of 1933 (the "Act").

     In general, under Rule 144 as currently in effect, a person (or persons whose Shares are aggregated) who has beneficially owned Shares privately acquired directly or indirectly from the Company or from an affiliate, for at least one year, or who is an affiliate, is entitled to sell within any three month period a number of such Shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock or the average weekly trading volume in the Company's Common Stock during the four calendar weeks, immediately preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person (or persons whose Shares are aggregated) who is not deemed to have been an affiliate at any time during the 90 day preceding a sale, and who has beneficially owned Restricted Shares for at least two years, is entitled to sell all such Shares under Rule 144 without regard to the volume limitations, current public information requirements, manner of sale provisions or notice requirements.

     In 1996, the Company issued 520,000 shares of common stock to individuals in consideration of the sum of $26,000. The foregoing securities were issued pursuant to Section 4(2) of the Securities Act of 1933 (the "Act") and are restricted securities as that term is defined in Rule 144 of the Act.

     In 1997, the Company issued 490,000 shares of common stock to individuals in consideration of the sum of $24,500. The foregoing securities were issued pursuant to Section 4(2) of the Act and are restricted securities as that term is defined in Rule 144 of the Act.

     In 1997, the Company issued 1,310,500 shares of common stock to individuals in consideration of the sum of $131,050. The foregoing securities were issued pursuant to Section 4(2) of the Act and are restricted securities as that term is defined in Rule 144 of the Act.

     In 1997, the Company issued 325,000 shares of common stock to Mr. Larry, A Member of the Board of Directors, related to the exercise of stock options in consideration of the sum of $3,250. The foregoing securities were issued pursuant to Section 4(2) of the Act and are restricted securities as that term is defined in Rule 144 of the Act.

     In 1998, the Company issued 305,000 shares of common stock to individuals in consideration of the sum of $30,500. The foregoing securities were issued pursuant to Section 4(2) of the Act and are restricted securities as that term is defined in Rule 144 of the Act.

     In 1996, the Company issued 234,000 shares of common stock to one individual in consideration of services valued at $7,020. The foregoing securities were issued pursuant to Section 4(2) of the Act and are restricted securities as that term is defined in Rule 144 of the Act.

     In 1996, the Company issued 26,000 shares of common stock to one individual in consideration of services valued at $1,300. The foregoing securities were issued pursuant to Section 4(2) of the Act and are restricted securities as that term is defined in Rule 144 of the Act.

     In 1996, the Company issued 48,500 shares of common stock to one individual in consideration for forgiveness of debt valued at $5,820. The foregoing securities were issued pursuant to Section 4(2) of the Act and are restricted securities as that term is defined in Rule 144 of the Act.

     In 1996, the Company issued 150,000 shares of common stock to one individual in consideration of the forgiveness of a debt in the amount of $7,500. The foregoing securities were issued pursuant to Section 4(2) of the Act and are restricted securities as that term is defined in Rule 144 of the Act.

     In 1997, the Company issued 155,500 shares of common stock to individuals in consideration of the sum of $7,775. The foregoing securities were issued pursuant to Section 4(2) of the Act and are restricted securities as that term is defined in Rule 144 of the Act.

     In 1998, the Company issued 305,000 shares of common stock to individuals in consideration of the sum of $30,500. The foregoing securities were issued pursuant to Section 4(2) of the Act and are restricted securities as that term is defined in Rule 144 of the Act.

     Between January 1, 1999 and May 31, 1999, the Company issued
1,507,100 shares of common stock to individuals in consideration of the sum of $82,770. The foregoing securities were issued pursuant to
Section 4(2) of the Act and are restricted securities as that term is defined in Rule 144 of the Act.

     Between January 1, 1999 and May 31, 1999, the Company issued 197,490 shares of common stock individuals in consideration of services valued at $9,874. The foregoing securities were issued pursuant to
Section 4(2) of the Act and are restricted securities as that term is defined in Rule 144 of the Act.



ITEM 11.  DESCRIPTION OF SECURITIES.

Common Stock

     The authorized Common Stock of the Company consists of 50,000,000 shares, $0.001 par value per share. All shares have equal voting rights and are not assessable. Voting rights are not cumulative and, therefore, the holders of more than 50% of the Common Stock could, if they chose to do so, elect all of the directors of the Company.

     Upon liquidation, dissolution or winding up of the Company, the assets of the Company, after the payment of liabilities, will be distributed pro rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares. The shares of Common Stock presently outstanding are fully paid and non-assessable.

Dividends

     Holders of the Common Stock are entitled to share equally in dividends when, as and if declared by the Board of Directors of the Company, out of funds legally available therefore. No dividend has been paid on the Common Stock since inception, and none is contemplated in the foreseeable future.

Transfer Agent

     The Company's transfer agent is American Transfer & Trust, 40 Wall Street, New York, NY 10005 and its telephone number is (718) 921-8202.


ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The laws of the state of Nevada and certain provisions of the Company's Articles of Incorporation under certain circumstances provide for indemnification of the Company's Officers, Directors and controlling persons against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but this description is qualified in its entirety by reference to the Company's Articles of Incorporation and to the statutory provisions.

     In general, any Officer, Director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in the Company's best interest, and were not unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the Board of Directors, by legal counsel, or by a vote of the shareholders, that the applicable standard of conduct was met by the person to be indemnified.

     The circumstances under which indemnification is granted in connection with an action brought on behalf of the Company is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in the Company's best interest, and have not been adjudged liable for negligence or misconduct.


ITEM 13.  FINANCIAL STATEMENTS.

CONTENTS

     December 31, 1998 - Audited Statements

Independent Auditor's Report                           F-1

Financial Statements:
     Balance Sheets                                    F-2
     Statement of Operations                           F-3
     Statement of Stockholders' Equity (Deficit)       F-4
     Statement of Cash Flows                           F-5

Notes to Financial Statements                          F-6 - F-12

September 30, 1999 - Unaudited Statements

Statement of Management                                1

Financial Statements:
     Balance Sheets                                    2
     Statement of Operations                           3
     Statement of Stockholders' Equity (Deficit)       4
     Statement of Cash Flows                           5

Notes to Financial Statements                          6

                      WILLIAMS & WEBSTER, P.S.
        Certified Public Accountants & Business Consultants
       601 West Riverside, Suite 1940, Spokane, WA 99201-0611
                    509-838-511 FAX 509-838-5114

Board of Directors
Advanced Biotherapy Concepts, Inc.
6355 Topanga Canyon Blvd, Suite 510
Woodland Hills, CA   91367

Independent Auditor's Report

We have audited the accompanying balance sheets of Advanced Biotherapy Concepts, Inc., (a Development Stage Enterprise), as of December 31, 1998 and 1997 and the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended and for the period from December 2, 1985 (inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advanced Biotherapy Concepts, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended and for the period from December 2, 1985 (inception) to December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, has generated little revenue in the past years, has a working capital deficit of $1,822,098 at December 31, 1998 and has substantial liabilities. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding this issue are also discussed in Note 2, and include additional capitalization of the Company, as well as an attempt to decrease expenses. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

    As described in Note 4 to the financial statements, the Company corrected errors concerning the amortization of organization costs.



/s/ Williams & Webster
Williams & Webster, P.S.
Spokane, Washington
May 7, 1999, except as to certain line items of the Statements of
Operations, Statements of Stockholders' Equity (Deficit), Statements of Cash Flows, and Notes 2, 4, 5 and 7 which are as of November 10, 1999.
    Also, Note 2 was revised January 13, 2000

                 ADVANCED BIOTHERAPY CONCEPTS, INC.
                 (A DEVELOPMENT STAGE ENTERPRISES)
                           BALANCE SHEETS

                               ASSETS

                                        December 31,   December 31,
                                        1998           1997
                                        Restated       Restated
CURRENT ASSETS
Cash                                    $     1,182    $    70,027
                                        -----------    -----------
TOTAL CURRENT ASSETS                          1,182         70,027

PROPERTY AND EQUIPMENT                           -              -

OTHER ASSETS
   Patents and patents pending, net of
   accumulated amortization                  76,527         59,228
   Organization costs                            -              -
                                        -----------    -----------
      TOTAL OTHER ASSETS                     76,527         59,228
                                        -----------    -----------
      TOTAL ASSETS                      $    77,709    $   129,255
                                        ===========    ===========


           LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


CURRENT LIABILITIES
Accounts payable                        $    54,882    $    45,376
 Loan payable to related party              257,076        257,076
Salaries payable                          1,501,360      1,333,000
Accrued interest                              9,962          9,962
                                        -----------    -----------
TOTAL CURRENT LIABILITIES                 1,823,280      1,645,414

LONG-TERM LIABILITIES
Note payable to related party               213,381        213,381
                                        -----------    -----------
TOTAL LIABILITIES                         2,036,661      1,858,795
                                        -----------    -----------
COMMITMENTS AND CONTINGENCIES                    -              -

STOCKHOLDERS' EQUITY (DEFICIT)
Common stock, par value $0.001 per share;
 50,000,000 shares authorized; 27,141,075 and
 26,836,075 shares issued and outstanding
 in 1998 and 1997, respectively              27,141         26,836
Additional paid-in capital                2,552,654      2,522,459
Deficit accumulated during
 the development stage                   (4,538,747)    (4,278,835)
                                        -----------    -----------
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)     (1,958,952)    (1,729,540)
                                        -----------    -----------
TOTAL LIABILITIES AND STOCKHOLDERS'
 EQUITY (DEFICIT)                       $    77,709    $   129,255
                                        ===========    ===========






The accompany notes are an integral part of these financial statements.

                 ADVANCED BIOTHERAPY CONCEPTS, INC.
                 (A DEVELOPMENT STAGE ENTERPRISES)

                      STATEMENT OF OPERATIONS

                                                       From
                                                       Inception
                                                       (12/02/85)
                         Years Ended December 31,      Through
                         1998           1997           12/31/98
                         Restated                      Restated
REVENUES                 $       -      $       -      $     89,947
                         ----------     ----------     ------------
OPERATING EXPENSES
Research and development    137,071        174,245        1,948,766
Professional fees             7,868          3,870        1,086,443
Amortization                  5,850          5,850          361,675
Accrued salaries             85,000        145,000          603,516
Office and other expenses     4,437          3,382          166,530
Rent                             -              -           109,254
Bad debt                         -              -            95,004
Travel and entertainment      6,216          4,481           76,388
Security transfer fees        7,057         10,031           84,747
Telephone                     3,134          5,395           61,869
Postage/delivery                991          3,144           41,969
Depreciation                     -           1,000           36,973
Management consulting            -           7,775           49,740
Payroll taxes                    -              -            27,985
Lawsuit settlement               -              -            27,319
Taxes, fees and licenses         -             413           23,935
 Shareholder relations 2,690      13,310           35,799
Stock settlement agreement       -              -             8,875
Patent annuities                 -              -             7,208
                         ----------     ----------     ------------
                            260,314        377,896        4,853,995
                         ----------     ----------     ------------
Loss from operations       (260,314)      (377,896)      (4,764,048)

Other income (expense)
Interest income                 402            435              837
Interest expense                 -              -          (340,764)
                         ----------     ----------     ------------
                                402            435         (339,927)
                         ----------     ----------     ------------
Loss before extraordinary
 item                      (259,912)      (377,461)      (5,103,975)

Extraordinary item,
 forgiveness of debt             -              -           565,228
                         ----------     ----------     ------------
NET LOSS                 $ (259,912)    $ (377,461)    $ (4,538,747)
                         ==========     ==========     ============
BASIC AND DILUTED NET
 LOSS PER COMMON SHARE   $    (0.01)    $    (0.01)    $      (0.22)
                         ==========     ==========     ============
WEIGHTED AVERAGE NUMBER OF
BASIC AND DILUTED COMMON
SHARES OUTSTANDING       26,988,575     25,695,575       20,351,038
                         ==========     ==========     ============





   The accompanying notes are an integral part of these financial statements.

                 ADVANCED BIOTHERAPY CONCEPTS, INC.
                 (A DEVELOPMENT STAGE ENTERPRISES)
            STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                        Common Stock            Additional
                                                Paid-in        Accumulated
                       Shares         Amount    Capital        Deficit
Balance,
 December 31, 1996     24,555,075     $ 24,555  $ 2,358,166    $ (3,892,154)

Correction of an error         -            -            -           (9,220)
                       ----------     --------  -----------    ------------
Balance, December 31,
 1996 restated         24,555,075       24,555    2,358,166      (3,901,374)

Common stock issued     2,281,000        2,281      164,293              -

Net loss for
the year ended
December 31, 1997              -            -            -         (377,461)
                       ----------     --------  -----------    ------------
Balance,
 December 31, 1997     26,836,075       26,836    2,522,459      (4,278,835)

Common stock issued       305,000          305       30,195              -

Net loss for
the year ended
December 31, 1998              -            -            -         (259,912)
                       ----------     --------  -----------    ------------
Balance,
 December 31, 1998     27,141,075     $ 27,141  $ 2,552,654    $ (4,538,747)
                       ==========     ========  ===========    ============

Required information regarding stock issuances prior to January 1, 1997 can be found in Note 7.



























   The accompanying notes are an integral part of these financial statements.

                 ADVANCED BIOTHERAPY CONCEPTS, INC.
                  (A DEVELOPMENT STAGE ENTERPRISE)
                      STATEMENT OF CASH FLOWS

                                                                 From Inception
                                                                 (12/02/85)
                              Years Ended December 31,           through
                              1998                1997           12/31/98
                                                                 Restated
Cash flows from operating activities:

Net loss                      $ (259,912)         $ (377,461)    $ (4,538,747)
Adjustments to reconcile net loss
to cash used in operating activities:
 Depreciation                         -                1,000           36,973
 Extraordinary gain                   -                   -          (201,859)
 Amortization                      5,850               5,850          361,675
 Expenses paid through issuance
  of common stock                     -                7,775          226,381
 Organization costs                   -                   -            (9,220)
 Increase (decrease) in:
  Accounts payable                 9,506              (3,990)          54,882
  Accounts payable, related parties   -               (4,000)         257,076
  Salaries payable               168,360             283,000        1,501,360
  Accrued interest                    -                   -             9,962
                              ----------          ----------     ------------
Net cash used in
 operating activities            (76,196)            (87,826)      (2,301,517)

Cash flows from investing activities:
Purchase of fixed assets              -                   -           (36,973)
Acquisition of patents           (23,149)             (5,900)        (132,312)
                              ----------          ----------     ------------
Net cash used in
 investing activities            (23,149)             (5,900)        (169,285)

Cash flows from financing activities:
Proceeds from issuance
 of common stock                  30,500             158,800        2,258,603
Proceeds from notes payable           -                   -           288,508
Reduction of notes payable            -                   -           (75,127)
                              ----------          ----------     ------------
Net cash provided by financing
 activities                       30,500             158,800        2,471,984
                              ----------          ----------     ------------
Net increase (decrease)
  in cash                        (68,845)             65,074            1,182
Cash, beginning                   70,027               4,953               -
                              ----------          ----------     ------------
Cash, ending                  $    1,182          $   70,027     $      1,182
                              ==========          ==========     ============
Supplemental disclosures:
     Interest paid            $       -           $       -      $    339,927
                              ==========          ==========     ============
     Income taxes paid        $       -           $       -      $         -
                              ==========          ==========     ============
NON-CASH TRANSACTIONS
The Company was involved in non
 cash transactions as follows:
 Professional fees and
   expenses                   $       -           $    7,775     $    335,910




   The accompanying notes are an integral part of these financial statements.

                 ADVANCED BIOTHERAPY CONCEPTS, INC.
                  (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO FINANCIAL STATEMENTS


NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Advanced Biotherapy Concepts, Inc. (hereinafter "the Company"), was incorporated December 2, 1985 under the laws of the State of Nevada. The Company is involved in the research and development of the treatment of autoimmune diseases in humans.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Advanced Biotherapy Concepts, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Development Stage Activities

The Company has been in the development stage since its formation in 1985 and has not realized any significant revenues from its planned operations. It is primarily engaged in the research and development of the treatment of autoimmune diseases in humans.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company incurred a net loss of $269,132 for 1998. At December 31, 1998, current liabilities exceed current assets by $1,822,098 and the Company has an accumulated deficit during the development stage at December 31, 1998 of $4,538,747. The future of the Company is dependent upon its ability to obtain financing, and upon future profitable operations from the commercial success of its medical research and development of products to combat diseases of the human immune system and products for treatment of viral and bacterial diseases of animals. Management has established plans designed to increase the capitalization of the Company and is actively seeking additional capital that will provide funds needed to increase liquidity, fund the research and development and therefore the internal growth of the Company, in order to fully implement its business plans. For the twelve-month period subsequent to December 31, 1998, the Company anticipates that its minimum cash requirements to continue as a going concern will be less than $200,000. The anticipated source of funds will be provided from the issuance for cash of additional common stock of the Company. In addition, management is actively seeking a collaborative relationship with either a pharmaceutical or biotechnology company. If successful, cash requirements may be met through royalty or licensing fees. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

                 ADVANCED BIOTHERAPY CONCEPTS, INC.
                  (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO FINANCIAL STATEMENTS


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting.

Loss Per share

 Basic loss per share is computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding. Diluted loss per share is computed by dividing the net loss by the weighted average number of diluted shares during
the period.   The outstanding options were not included in the
computation of loss per share because the exercise price of the outstanding options is higher than the market price of the stock, thereby causing the options to be antidilutive. If all options were exercised, the total shares outstanding would be 29,176,075 and 28,871,075 for 1998 and 1997, respectively, and the weighted average diluted shares for 1998 and 1997 would be 29,023,575 and 27,730,575, respectively.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Provision for Taxes

At December 31, 1998, the Company had net operating loss carryforwards of approximately $4,500,000 which may be offset against future taxable income. No tax benefit has been reported in the financial statements as the Company believes there is a 50% or greater chance that the net operating loss carryforwards will expire unused. Accordingly, the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

                 ADVANCED BIOTHERAPY CONCEPTS, INC.
                  (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impaired Asset Policy

In March 1995, the Financial Accounting Standards Board issued a statement titled "Accounting for Impairment of Long-lived Assets."
This standard is effective for years beginning after December 15, 1995. In complying with this standard, the Company reviews its long-lived assets quarterly to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts. The Company does not believe any adjustments are needed to the carrying value of its assets at December 31, 1998 and 1997.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is provided using the straight line method over the estimated useful lives of the assets. The following is a summary of property, equipment and accumulated depreciation at December 31, 1998 and 1997.

                                                  Accumulated
                                   Cost           Depreciation
Lab equipment                      $ 27,582       $ 27,582
Office equipment                      4,839          4,839
Furniture and fixtures                1,302          1,302
                                   --------       --------
                                   $ 33,723       $ 33,723
                                   --------       --------

Depreciation expense for the years ended December 31, 1998 and 1997 was $0 and $1,000, respectively.

NOTE 4 - INTANGIBLE ASSETS

Organization costs

The Company's prior policy regarding organization costs was to amortize the costs accumulated during the development stage on the straight-line method over sixty months starting with the first fiscal year following the end of the development stage period. The accompanying financial statements, for 1997, have been restated to correct an error made in 1985. The Company should have begun amortization of the organization costs at the beginning of its planned activities. The net effect of this correction is to increase the accumulated deficit at January 1, 1997 by $9,220 ($.0003 per share). Retained earnings at the beginning of 1997 have been adjusted for the effects of the restatement on prior years

Patents and patents pending

Costs relating to the development and approval of patents, other than research and development costs which are expensed, are capitalized and amortized using the straight-line method over seventeen years.

                 ADVANCED BIOTHERAPY CONCEPTS, INC.
                  (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO FINANCIAL STATEMENTS

NOTE 4 - INTANGIBLE ASSETS

                                        Accumulated    Net
                         Cost           amortization   amount
At December 31, 1996     $ 103,262      $ (44,084)     $ 59,178
1997 activity                5,900         (5,850)
                         ---------      ---------      --------
At December 31, 1997       109,162        (49,934)       59,228
1998 activity               23,150         (5,850)
                         ---------      ---------      --------
At December 31, 1998     $ 132,302      $ (55,784)     $ 76,528
                         =========      =========      ========

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company's chairman and principal shareholder has advanced funds to pay a significant portion of the Company's expenses since 1989. The Company owes the chairman unpaid salary of $100,000 and $150,000 for the years ending December 31, 1998 and 1997, respectively. At December 31, 1998, the cumulative amounts owed to the chairman for expenses amount to $257,076 and for unpaid salary amount to $1,146,000. Accrued interest payable to related parties is $9,962 for both years.

At December 31, 1998 and 1997, the Company owed the secretary/treasurer $13,381 for expenses paid in previous years recorded in notes payable and $184,000 in unpaid salary recorded as salary payable.

Notes payable to related parties consist of loans payable to the chairman and principal shareholder ($200,000) and to another officer ($13,381). The notes have no specific due date, are currently uncollateralized, and are non-interest bearing.

During calendar 1998 and 1997, the Company received the use of approximately 3,500 square feet of commercial building space on a rent-free basis from a firm owned by one of the Company's directors. The utilization of the facility in this manner is mutually beneficial to the Company and the owner of this otherwise empty facility. No formal agreement memorializes this month-to-month arrangement. The value of the use of the facility is approximately $150 per month. The financial statements have not been restated for this immaterial amount.

                 ADVANCED BIOTHERAPY CONCEPTS, INC.
                  (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO FINANCIAL STATEMENTS


NOTE 6 - YEAR 2000 ISSUES

Like other companies, Advanced Biotherapy Concepts, Inc. could be adversely affected if the computer systems it, or its suppliers or customers, uses do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment, elevators, etc. At this time, because of the complexities involved in the issue, management cannot provide assurances that the Year 2000 issue will not have an impact on the Company's operations. The costs related to Year 2000 compliance are expensed as incurred.

NOTE 7 - COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

Information regarding the number of shares issued and consideration received is as follows:

                      Common stock                     Additional
                    Amount                             paid-in
                    per share Shares         Amount    capital
Common stock issued for cash:
1985                $ .50        100,000     $   100   $    49,900
1986                 1.00        639,500         640       678,861
1987                 1.00        850,500         850       759,650
1988                 1.00         25,000          25        24,975
1993                  .25      2,402,000       2,402       475,900
1995                  .05      1,000,000       1,000        49,000
1996                  .05        520,000         520        25,480
1997                  .05        490,000         490        24,010
1997                  .10      1,310,500       1,311       129,739
1997                  .01        325,000         325         2,925
1998                  .10        305,000         305        30,195
                              ----------     -------   -----------
                               7,967,500       7,968     2,250,635
                              ----------     -------   -----------
Common stock issued for patents assigned:
1984                  .01        550,000       5,500
1985, adjustment to reflect
change in number and par
value of shares outstanding    2,750,000      (2,200)       2,200
                              ----------     -------   ----------
                               3,300,000       3,300        2,200
                              ----------     -------   ----------
Common stock issued for acquisitions:
1985                  .01     13,333,500      13,334      (41,112)
                              ----------     -------   ----------
Common stock issued for note receivable:
1986                 1.00         10,000          10        9,990
                              ----------     -------   ----------











                                F-10

                 ADVANCED BIOTHERAPY CONCEPTS, INC.
                  (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO FINANCIAL STATEMENTS

NOTE 7 - COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL (Continued)

                      Common stock                     Additional
                    Amount                             paid-in
                    per share Shares         Amount    capital
Common stock issued for services (1):
1988                $ .50           25,000   $     25  $    12,475
1989                  .20           20,000         20        3,980
1989                 1.10            5,000          5        5,495
1990                  .50            3,500          4        1,746
1990                  .62           14,750         14        9,131
1990                  .66           10,875         11        7,166
1990                  .80            8,250          8        6,592
1991                  .31            7,000          7        2,163
1991                  .34          100,000        100       33,900
1991                 1.00            2,500          3        2,497
1991                  .85           50,000         50       42,450
1992                  .625           2,000          2        1,248
1992                  .75           60,500         60       45,315
1993                  .25          120,000        120       29,880
1996                  .03          234,000        234        6,786
1996                  .05           26,000         26        1,274
1996                  .12           48,500         48        5,772
1997                  .05          155,500        155        7,619
                              ------------   --------  -----------
                                   893,375        892      225,489
                              ------------   --------  -----------
Common stock issued to
replace unrecorded certificates
1988                  .001           1,200          1           (1)
1992                  .001             500          1           (1)
                              ------------   --------  -----------
                                     1,700          2           (2)
                              ------------   --------  -----------
Common stock issued for forgiveness of accounts payable (1)
1990                  .50           25,000         25       12,475
1996                  .05          150,000        150        7,350
                              ------------   --------  -----------
                                   175,000        175       19,825
                              ------------   --------  -----------
Common stock issued for commissions (1)
1993                  .001       1,260,000      1,260
                              ------------   --------
Stock options issued
1993 - for debt
 repayment (1)        .25          200,000        200       49,800
                              ------------   --------  -----------
1991 - for services (1)                                     35,825
                              ------------   --------  -----------
Total                         $ 27,141,075   $ 27,141  $ 2,552,654
                              ============   ========  ===========

Per share amounts determined by information deemed most reliable based on circumstances of each case: trading price at time of issuance or value of services received.

                 ADVANCED BIOTHERAPY CONCEPTS, INC.
                  (A DEVELOPMENT STAGE ENTERPRISE)
                    NOTES TO FINANCIAL STATEMENTS
NOTE 8 - STOCK OPTIONS AND ISSUANCE COMMITMENTS

On February 25, 1991, the Corporation granted non-statutory options to purchase stock to members of the Board of Directors, officers, and outside consultants. These remaining options offer a total of 860,000 shares at a price of $.20 per share with an exercise period of February 25, 1991 to February 25, 2001. Additional options were issued effective February 1, 1993, for a total of 250,000 shares at a price of $.01 per share, with an exercise period of February 1, 1993, to February 1, 2003. During 1995, options for 50,000 shares were granted at $.20 per share which expire in 2005. Also in 1995, options for 350,000 shares were granted at $.01 per share expiring in 2005. During 1996, options for 525,000 shares were granted at $.10 per share. The shares purchased will be restricted and, therefore, may not be transferred without registration under applicable Federal and State securities laws. Stock options granted to a Director of the Company for 325,000 shares at a price of $.01 were exercised in 1997. No stock options were granted, exercised or cancelled in the year ending December 31, 1998.

Grant date     Expiration date     Number of shares    Exercise price
02/25/91       02/25/01              650,000           $ .20
11/30/95       11/30/05              350,000             .01
12/01/95       12/01/05               50,000             .20
02/01/93       02/01/03              150,000             .01
02/25/91       02/25/01              125,000             .20
02/25/91       02/25/01               85,000             .20
02/01/93       02/01/03              100,000             .01
11/20/96       12/01/05              525,000             .10
                                   ---------
                                   2,035,000

The condensed financial statements of the Registrant included herein have been prepared by the Registrant from its own boos and records. In the opinion of management, the financial statements included in this quarterly report present fairly in all material respects, the financial position of the Registrant as of September 30, 1999 and December 31, 1998, the results of operations fro the three and nine months ended September 30, 1999 and 1998, and the cash flows for the three and nines months ended September 30, 1999 and 1998, in conformance with generally accepted accounting principles.

ADVANCED BIOTHERAPY CONCEPTS, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
BALANCE SHEETS

ASSETS

                                        September 30,  December 31,
                                        1999           1998
                                        (Unaudited)
CURRENT ASSETS
 Cash                                   $      1,076   $      1,182
 Accounts Receivable                          22,000
                                        ------------   ------------
TOTAL CURRENT ASSETS                          23,076          1,182
PROPERTY AND EQUIPMENT                            -              -
OTHER ASSETS
 Patents and patents pending, net of
  accumulated amortization                    72,028         76,527
 Organization costs                               -              -
                                        ------------   ------------
TOTAL OTHER ASSETS                            72,028         76,527
                                        ------------   ------------
TOTAL ASSETS                            $     95,104   $     77,709
                                        ============   ============

           LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
 Accounts payable                       $     49,176   $     54,882
 Loan payable to related party               257,076        257,076
 Salaries payable                          1,481,305      1,501,360
 Accrued interest                              9,962          9,962
                                        ------------   ------------
TOTAL CURRENT LIABILITIES                  1,797,519      1,823,280
LONG-TERM LIABILITIES
 Note payable to related party               213,381        213,381
                                        ------------   ------------
TOTAL LIABILITIES                          2,010,900      2,036,661
                                        ------------   ------------
COMMITMENTS AND CONTINGENCIES                     -              -
STOCKHOLDERS' EQUITY (DEFICIT)
 Common stock, par value $0.001 per
  share; 50,000,000 shares authorized;
  28,919,075 and 27,141,075 shares issued
  and outstanding at September 30, 1999
  and December 31, 1998, respectively         28,919         27,141
 Additional paid-in capital                2,639,546      2,552,654
 Deficit accumulated during the
  development stage                       (4,584,261)    (4,538,747)
                                        ------------   ------------
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)      (1,915,796)    (1,958,952)
                                        ------------   ------------
TOTAL LIABILITIES AND STOCKHOLDERS'
 EQUITY (DEFICIT)                       $     95,104   $     77,709
                                        ============   ============









   The accompanying condensed notes are an integral part of these condensed financial statements.

                 ADVANCED BIOTHERAPY CONCEPTS, INC.
                  (A DEVELOPMENT STAGE ENTERPRISE)
                       STATEMENT OF OPERATIONS

                                                                  From
                                                                  Inception
                  Three Months Ended      Nine Months Ended       (12/02/85)
                  September 30,           September 30,           Through
                  1999        1998        1999        1998        09/30/99
                  (Unaudited) (Unaudited) (Unaudited) (Unaudited) (Unaudited)
REVENUES          $   22,000  $       -   $   22,000  $       -   $   111,947
                  ----------  ----------  ----------  ----------  -----------
OPERATING EXPENSES
Research and
 development           1,588       9,455      12,407      30,607   1,961,173
Professional fees         -        4,358      42,429      22,426   1,128,872
Amortization           1,500          -        4,500          -      366,175
Accrued salaries          -           -           -           -      603,516
Office and other
 expenses                 -           -           75       4,350     166,605
Rent                      -           -           -           -      109,254
Bad debt                  -           -           -           -       95,004
Travel and
 entertainment           181          -          181         216      76,569
Security transfer
  fees                 1,500       1,500       5,500       5,557      90,247
Telephone              1,102         670       1,798       1,851      63,667
Postage/delivery          -           87         172         697      42,141
Depreciation              -           -           -           -       36,973
Management consulting     -           -           -           -       49,740
Payroll taxes             -           -           -           -       27,985
Lawsuit settlement        -           -           -           -       27,319
Taxes, fees and licenses  -           -           -           -       23,935
Advertising               -          100         600       2,690      36,399
Stock settlement
 agreement                -           -           -           -        8,875
Patent annuities          -           -           -           -        7,208
Correction of an error-
 amortization             -           -           -           -        9,220
                  ----------  ----------  ----------  ---------- -----------
                       5,871      16,170      67,662      68,394   4,921,657
                  ----------  ----------  ----------  ---------- -----------
Income (Loss) from
 operations           16,129     (16,170)    (45,662)    (68,394) (4,809,710)

Other income (expense)
Interest income           15          85         148         378         985
Interest expense          -           -           -           -     (340,764)
                  ----------  ----------  ----------  ---------- -----------
                          15          85         148         378    (339,779)
                  ----------  ----------  ----------  ---------- -----------
Income (Loss) before
 extraordinary  item  16,144     (16,085)    (45,514)    (68,016) (5,149,489)

Extraordinary item,
forgiveness of debt       -           -           -           -      565,228
                  ----------  ----------  ----------  ---------- -----------
NET INCOME (LOSS) $   16,144  $  (16,085) $  (45,514) $ (68,016) $(4,584,261)
                  ==========  ==========  ==========  ========== ===========
BASIC AND DILUTED NET
 INCOME (LOSS) PER
 COMMON SHARE     $    0.001  $   (0.001) $   (0.002) $  (0.003) $    (0.219)
                  ==========  ==========  ==========  ========== ===========
WEIGHTED AVERAGE NUMBER
 OF BASIC AND DILUTED
 COMMON SHARES
 OUTSTANDING      28,913,475  27,141,075  28,587,386 27,073,297   20,897,183
                  ==========  ==========  ========== ==========  ===========



   The accompanying condensed notes are an integral part of these condensed financial statements

ADVANCED BIOTHERAPY CONCEPTS, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                            Additional
                         Common Stock        Paid-in        Accumulated
                    Shares         Amount    Capital        Deficit
Balance,
 December 31, 1996  24,555,075     $ 24,555  $ 2,358,166    $ (3,901,374)

Common stock issued  2,281,000        2,281      164,293

Net loss for the year
 ended December 31,
 1997                                                           (377,461)
                    ----------     --------  -----------    ------------

Balance,
 December 31, 1997  26,836,075       26,836    2,522,459      (4,278,835)

Common stock issued    305,000          305       30,195

Net loss for the year
 ended December 31,
 1998                                                           (259,912)
                    ----------     --------  -----------    ------------
Balance,
 December 31, 1998  27,141,075       27,141    2,552,654      (4,538,747)

Common stock issued  1,778,000        1,778       86,892

Net loss for the period
 ended September 30,
 1999                                                            (45,514)
                    ----------     --------  -----------    ------------
Balance,
 September 30, 1999
 (unaudited)        28,919,075     $ 28,919  $ 2,639,546    $ (4,584,261)
                    ==========     ========  ===========    ============





















   The accompanying condensed notes are an integral part of these consolidated financial statements.

                 ADVANCED BIOTHERAPY CONCEPTS, INC.
                  (A DEVELOPMENT STAGE ENTERPRISE)
                       STATEMENT OF CASH FLOWS

                                                                  From
                                                                  inception
                  Quarter Ended       Nine Months Ended           (12/05/85)
                  September 30,                                   through
                  1999        1998        1999        1998        09/30/99
                  (Unaudited) (Unaudited) (Unaudited) (Unaudited) (Unaudited)
Cash flows from
operating activities:
Net income (loss) $  16,144   $ (16,085)  $  (45,514) $ (68,016)  $ (4,584,261)
Adjustments to
reconcile net loss
to cash used in
operating activities:
 Depreciation            -           -            -          -          36,973
 Extraordinary gain      -           -            -          -        (201,859)
Amortization          1,500          -         4,500         -         366,175
Expenses paid
 through issuance
 of common stock         -           -            -          -         226,381
Organization costs       -           -            -          -          (9,220)
(Increase) in accounts
 receivable         (22,000)         -       (22,000)        -         (22,000)
Increase (decrease) in:
Accounts payable      1,617         916       (5,707)       916         49,175
Accounts payable,
 related parties     (7,300)         -            -       5,700        257,076
Salaries payable         -       (2,000)     (20,055)     8,583      1,481,305
Accrued interest         -           -            -          -           9,962
                  ---------   ---------    ---------  ---------   ------------
Net cash used
in operating
activities          (10,039)    (17,169)     (88,776)   (52,817)    (2,390,293)
                  ---------   ---------    ---------  ---------   ------------
Cash flows from
investing
activities
 Purchase of
  fixed assets           -          -             -          -         (36,973)
Acquisition of patents   -          -             -     (23,149)      (132,312)

Net cash used in
 investing activities    -          -             -     (23,149)      (169,285)

Cash flows from financing
 activities:
 Proceeds from issuance
  of common stock        -          -         88,670     22,726      2,347,273
Proceeds from
 notes payable           -          -             -          -         288,508
Reduction of
 notes payable           -          -             -          -         (75,127)
                  ---------  ---------     ---------  ---------   ------------
Net cash provided
by financing
activities               -          -         88,670     22,726      2,560,654
                  ---------  ---------     ---------  ---------   ------------
Net increase (decrease)
 in cash            (10,039)   (17,169)         (106)   (53,240)         1,076
Cash, beginning      11,115     33,956         1,182     70,027             -
                  ---------  ---------     ---------  ---------   ------------
Cash, ending      $   1,076  $  16,787     $   1,076  $  16,787   $      1,076
                  =========  =========     =========  =========   ============
Supplemental disclosures:
 Interest paid    $      -   $      -      $      -   $      -    $    339,927
                  =========  =========     =========  =========   ============
Income taxes paid $      -   $      -      $      -   $      -    $         -
                  =========  =========     =========  =========   ============
NON-CASH TRANSACTIONS
The Company was involved in
 non cash transactions as follows:
Professional fees and
 expenses         $      -   $      -      $      -   $      -    $    335,910


NOTES TO CONDENSED FINANCIAL STATEMENTS



1) The condensed financial statements included herein have been prepared by the Company, without audit, in accordance with generally accepted accounting principles for interim financial information and pursuant to the rules, regulations and instructions of the Securities and Exchange Commission pertaining to Form 10-Q of Regulation S-X. These condensed financial statements reflect all adjustments which, in the opinion of management, are necessary to present fairly the results of operations for the interim period presented. All adjustments are of a normal recurring nature. Certain information, footnotes, and disclosures normally included in complete financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate. It is suggested that the condensed financial statements be read in conjunction with the financial statements and the notes thereto for the year ended December 31, 1998.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There have been no disagreements on accounting and financial disclosures from the inception of the Company through the date of this Registration Statement.


ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

Exhibit No.    Description

3.1 *          Articles of Incorporation.

3.2 *          Bylaws.

4.1 *          Specimen Stock Certificate.

27.2*          Financial Data Schedule

*    Previously filed.

                             SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED BIOTHERAPY CONCEPTS, INC.


BY: /s/ Edmond Buccellato
    Edmond Buccellato, President

     Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 10-SB Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures               Title                    Date

/s/ Simon Skurkovich
Simon Skurkovich, M.D.   Chairman of the Board    February 9, 2000
                         of Directors

/s/ Edmond Buccellato
Edmond Buccellato        President and a Member   February 9, 2000
                         of the Board of Directors

/s/ Boris Skurkovich
Boris Skurkovich, M.D.   Vice President and a     February 9, 2000
                         Member of the Board of
                         Directors

/s/ Joseph Bellanti
Joseph Bellanti, M.D.    Vice President and a     February 9, 2000
                         Member of the Board of
                         Directors

/s/ Lawrence Loomis
Lawrence Loomis          Member of the Board of   February 9, 2000
                         Directors

/s/ Leonard Millstein
Leonard Millstein        Member of the Board of   February 9, 2000
                         Directors

/s/ Richard Eamer
Richard Eamer            Member of the Board of   February 9, 2000
                         Directors